Shinhan Financial Group and Shinhan Bank obtain the Federal Reserve Bank’s approval to become Financial Holding Companies

On April 10, 2008, Shinhan Financial Group(“SFG”) and Shinhan Bank(“SHB”), a wholly-owned subsidiary of SFG, were notified by the Federal Reserve Bank(“FRB”) that elections filed by SFG and SHB to become Financial Holding Companies(“FHCs”) have been approved without objection as of April 8, 2008.

Henceforth, SFG and SHB may engage in activities that are financial in nature or incidental to a financial activity. The activities permissible for FHCs and the applicable notice procedures are contained in sections 225.85 through 225.89 of Regulation Y(12 CFR 225.85-.89).